Contact

www.linkedin.com/in/sarpuzkan
(LinkedIn)

Top Skills

Management
Leadership
Strategy

Languages

Turkish

Sarp Uzkan

Accomplished Digital Media, Corporate Development, Corporate Development, Product Management, IT and IT Security Leader with 30 years of experience in multiple industries
Greater Chicago Area

Summary

Accomplished executive with exceptional business savvy, leadership capacity and track record with significant transformation efforts, new products and cost savings initiatives. Deep expertise in building and deploying applications, websites and digital products exceeding business requirements. Strong cybersecurity knowledge with expertise in crisis management. Profound experience in Merger and Acquisition initiatives. Several successful large scale IT outsourcing efforts. Forward-thinking strategist, dynamic leader and champion of change. Innate ability to see the big picture while driving effective tactics to drive results.

√ Leadership: Ran all aspects of IT and Digital Product Management, including the top IT role in large and medium size organizations. Was responsible for over $30M operating and over $20M capital budget, led teams up to 140 employees and 350 outsourced staff. Built or re-organized 14 teams for operational effectiveness.
√ Transformation: Played a key role in Tribune's transformation from being a print media company to a digital one. Developed and executed e-commerce strategy and presence for a traditional manufacturer.
√ Project Leadership: Led 50+ successful system implementations, including three ERP, two CRM projects, news media and e-commerce websites, paywall and subscription platforms, mobile apps, cloud migration, SDWAN.
√ Cyber Security: Managed recovery from a major cyber event and significantly improved its cyber security posture as a result. Implemented several tools, practices and policies.
√ M&A: Managed 30 M&A, divestiture or carve-out projects, involving due diligence and/or integration planning/execution, both from IT and business perspective. All projects met or exceeded synergy targets.

√ Cost Savings: During top leadership tenure, at Tribune and Danly, reduced IT expense/revenue ratio by 30%+. Negotiated many agreements resulting in $M of savings, concessions and favorable terms.
√ Outsourcing: Ran five large scale IT and Product Development outsourcing efforts, each delivering more than 40% labor savings.
√ Personality Traits: Methodical yet Innovative. High energy and passion, "can do" attitude. Leads by example and has utmost integrity. Excellent communicator with personable approach.

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Experience

McClatchy
3 years 8 months

SVP, Partnerships and Corporate Development
May 2023 - Present (2 years)

Accountable for identifying, negotiating and integrating strategic acquisitions into McClatchy's portfolio, driving accretive enterprise value and EBITDA. Responsible for strategic business relationships & partnerships while building new business opportunities leveraging McClatchy's assets. Represent the company on two small company boards McClatchy has minority investments in. Evaluated over 300 companies in first 18 months on the job; successfully negotiated and helped the company close three deals. Managing the P&L for two of those acquisitions. Created an M&A practice for the company and established relationships with investment banker community to generate qualified leads.

Vice President of Transformation
September 2021 - May 2023 (1 year 9 months)
Remote

Responsible for nurturing and growing strategic business relationships & partnerships while building new business opportunities leveraging McClatchy's assets. Was accountable for developing and effectively executing McClatchy's first party data strategy. Led Corporate Development efforts. Participated in automation platforms and productivity tools. Consulted with cross functional teams to improve process outcomes and/or reduce costs. Started McClatchy's commerce content business from scratch into a very significant EBITDA contributor in two years. Built a syndicated content business model for the company and secured marquee partnerships enabling major cost savings &

content enhancements. Led an IT outsourcing effort with larger than expected cost savings.

Tribune Publishing Company
Vice President, Information Technology, Cybersecurity and Head of Digital Product
April 2014 - July 2021 (7 years 4 months)
Greater Chicago Area

Reporting to the CEO, most senior leader accountable for all aspects of IT, Cyber Security, Privacy, Digital Product Management and Development. Responsible for Tribune's M&A diligence and integration efforts. Enabled transformation, revenue growth and cost reduction through implementing and improving technology solutions. Influenced executives in strategic efforts and investment decisions. Advised CEO and key executives in digital transformation, subscriber growth and advertising expansion. Designed and implemented several key systems and platforms including ERP, CRM, subscription management, advertising, order entry and manufacturing systems. Cloud enabled Tribune's application and infrastructure eco-system. Ran two major IT outsourcing efforts. Led diligence and business integration of 10 companies and 11 additional diligence efforts; developed Tribune's standard M&A framework and practice.

Tribune Publishing Company
6 years 2 months

Managing Director, Technology Service Delivery
January 2009 - April 2014 (5 years 4 months)

Responsibility of Tribune's business & newspaper applications, help desk, desktop support, production support, M&A IT due diligence and integration, project management, IT strategy, strategic vendor management and IT service management. Implemented several new publishing applications reducing technical debt and cost while supporting key business strategies. Developed Tribune's SDLC, Service Management and Program Management practices. Managed several external customers using Tribune's IT products and services. Turned around an unhappy client to a success story. Led three acquisition and/or divestiture projects.

Director, Technology
March 2008 - January 2009 (11 months)

Responsible for Tribune's IT infrastructure in data centers, networking, telecom, cyber security, email and TV station IT operations. Led a major re-organization and built a high-performance team managing centralized infrastructure; delivered 25% in labor savings without impacting business operations. Designed and planned the implementation of company-wide VoIP platform. Consolidated data centers, reducing real estate footprint used and operational costs. Negotiated complex telecommunications and wireless contracts with significant savings. Outsourced NOC function.

Chicago Tribune
Director, Technology
March 2004 - April 2008 (4 years 2 months)

Managed Chicago Tribune's IT infrastructure in data centers, telecom, cyber security, Production applications, IT Finance and Compliance. Also responsible for Tribune Corporate IT's networking, help desk and IT service management. Outsourced helpdesk for all of Tribune for 50% savings. Implemented new processes to ensure Sarbanes Oxley (SOX) and Payment Card Industry (PCI) certifications. Led two IT re-organizations.

Danly IEM
Director of Information Systems and Interim Head of Sales
November 1999 - March 2004 (4 years 5 months)

Accountable for all aspects of IT for the company, operating in three countries. Also led the sales team on an interim basis, managing all revenue. Areas led included ERP software development and maintenance, E-commerce strategy, networking, telephony and IT infrastructure. Executed a major ERP upgrade. Moved the company headquarters, its data center and hired a new team. Developed an e-commerce strategy to increase sales and to extend the reach of the company's products. Participated in the design and implementation of the joint-venture manufacturing operations in China. Managed the due diligence and acquisition integration of a competitor. Consulted with company's customers to analyze their business processes and develop solutions to minimize their cost of doing business. Led the executive team to its first strategic planning process. As the Interim Head of Sales, reversed declining sales trends, from three consecutive years of 15% per year decline to a growth of 6%.

Westell, Inc.
Manager, Production Planning; Manufacturing Systems Project Leader
1993 - 1999 (6 years)

In progressive roles, was responsible for production planning & master scheduling, inventory management, shop floor control, prototype manufacturing, project management and system support. Led various cross-functional teams for selecting and implementing ERP, CRM, Product Data Management (PDM), warehouse management, Computer Aided Manufacturing (CAM) systems. Implemented SAP R/3. Supported several Oracle databases and applications.

Education

Bogazici University
B.S., Mechnanical Engineering

Northern Illinois University
M.S., Managament Information Systems

Northern Illinois University
M.B.A., Business Administration

The Aji Network
Business Professional's Course, Business

The Aji Network
Professional Program, Leadership, Entrepreneurship, Innovation and the accumulation of Power